UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File No. 001-33580

KEEGAN RESOURCES INC.
(Translation of registrant's name into English)

Suite 600-1199 West Hastings Street, Vancouver, BC  V6E 3T5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [   ]  Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibits
99.1	CEO certification of interim filings
99.2	CFO certification of interim filings
99.3	Preliminary Short Form Prospectus dated November 23, 2009
99.4	Underwriting Agreement between Keegan Resources Inc., Dundee Securities Corporation, Clarus Securities Inc. and Canaccord Capital Corporation dated November 23, 2009
99.5	Decision Document (Preliminary) of the British Columbia Securities Commission, dated November 23, 2009, in respect of the Preliminary Short Form Prospectus dated November 23, 2009
99.6	Voting Results Report Pursuant to Section 11.3 of National Instrument 51-102

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KEEGAN RESOURCES INC.

Date:  February 14, 2013

By:
/s/ Greg McCunn
Greg McCunn
Chief Financial Officer